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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             SAMUELS JEWELERS, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                                     796060101
                                 (CUSIP NUMBER)

                            MONTH END 10/31/00 - 13G
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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(1)    Name of Reporting Persons                                        UBS Americas Inc. (successor by merger to
                                                                        PaineWebber Group Inc.
       S.S. or I.R.S. Identification                                    06-1595848
       Nos. of Above Persons

(2)    Check the Appropriate Box if a Member of Group                   (a)
       (See Instructions)                                               (b)      X

(3)    SEC Use Only

(4)    Citizenship of Place of Organization                             State of Delaware

       Number of Shares Beneficially Owned by Each Reporting Person     (5)      Sole Voting Power       23,750
       With
                                                                        (6)      Shared Voting Power               0

                                                                        (7)      Sole Dispositive Power            0

                                                                        (8)      Shared Dispositive Power     23,750

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person      23,750

(10)   Check if the Aggregate Amount in Row (9) Excludes Certain
       Shares (See Instructions)

(11)   Percent of Class Represented by Amount in Row 9                    0.3%

(12)   Type of Reporting Person (See Instructions)                      HC, CO
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Item 1 (a)      Name of Issuer SAMUELS JEWELERS, INC.

Item 1 (b)      Address of Issuer's Principal Executive Offices
                2914 Montopolis Dr., Suite 200
                Austin, TX 78741

Item 2 (a)      Name of Person Filing
                UBS Americas Inc.

Item 2 (b)      Address of Principal Business office:
                677 Washington Boulevard
                Stamford, CT  06901

Item 2 (c)      Citizenship:
                State of Delaware

Item 2 (d)      Title of Class of Securities.
                Common Stock

Item 2 (e)      CUSIP Number.
                796060101

Item 3 The person filing this statement pursuant to Rule 13d-1 or 13d-2 is:

                (g) Parent Holding Company, in accordance with
                240.13d-1(b) ii(g)

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
Item 4          Ownership
(a)             Amount Beneficially Owned                                                          23,750
(b)             Percent of Class                                                                     0.3%

(c)             Number of shares as to which such person has:
                (i)      sole power to vote or to direct the vote                                  23,750
                (ii)     shared power to vote or to direct the vote                                     0
                (iii)    sole power to dispose or to direct the disposition of                          0
                (iv)     shared power to dispose or to direct the disposition of                   23,750
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Item 5          Ownership of Five Percent or Less of a Class. |X|


Item 6 Ownership of More than Five Percent on Behalf of Another Person Inapplicable

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Item 7          Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Holding Company

                                  MHAM - 23,750

                Mitchell Hutchins Asset Management Inc. ("MHAM") is a wholly-owned subsidiary of PaineWebber Incorporated ("PWI"), which is in turn a wholly-owned subsidiary of UBS Americas Inc., which is the successor by merger to PaineWebber Group Inc. PWI and MHAM are broker-dealers registered under Section 15 of the Securities Exchange Act of 1934, and are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 8          Identification and Classification of Members of the Group
                Inapplicable

Item 9          Notice of Dissolution of the Group.
                Inapplicable

Item 10         Certification


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Date:  November 17, 2000
                                                      --------------------------


                                          Signature:  /s/ Louis Eber
                                                      --------------------------

                                     Name and Title:  Louis Eber
                                                      Executive Director


                                          Signature:  /s/ Sarah Starkweather
                                                      --------------------------

                                     Name and Title:  Sarah Starkweather
                                                      Director